EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
	Three months ended September 30,	Nine months ended September 30,	Year ended December 31,

(in millions)	2003	2003	2002	2001	2000	1999	1998

Earnings:
Net income (loss)	$589	$861	$1,819	$1,015	$(3,483)	$788	$729
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-	-
Income taxes provision (benefit)	383	508	1,178	596	(2,154)	648	629
Net fixed charges	241	691	1,029	1,019	648	637	673

Total Earnings (Loss)	$1,213	$2,060	$4,026	$2,630	$(4,989)	$2,073	$2,031

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$238	$678	$996	$981	$616	$604	$635
Interest on capital leases	-	1	2	2	2	3	2
AFUDC debt	3	12	21	12	6	7	12
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	10	24	24	24	24

Total Fixed Charges	241	691	1,029	1,019	648	638	673

Preferred Stock Dividends:
Tax deductible dividends	2	7	9	9	9	9	9
Pretax earnings required to cover non-tax deductible preferred stock dividend requirements	8	20	28	27	27	27	31

Total Preferred Stock Dividends	10	27	37	36	36	36	40

Total Combined Fixed Charges and Preferred Stock Dividends	$251	$718	$1,066	$1,055	$684	$674	$713

Ratios of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividend	4.83	2.87	3.78	2.49	(7.29)	(1) 3.08	2.85

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, interest of subordinated debentures held by trust, and earnings required to cover the preferred stock dividend requirements of majority owned subsidiaries. "Preferred stock dividends" represent pretax earnings that are required to pay the dividends on outstanding preference securities.

(1) The ratio of earnings to combined fixed charges and preferred stock dividends indicates a deficiency of less than one-to-one coverage aggregating $5,673 million.